Exhibit 99.8

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Hydro One Inc. (the “Company”) on Form 40-F for the year ended December 31, 2015 (the “Report”) as filed with the U.S. Securities and Exchange Commission,

I, Michael Vels, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

i.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

ii.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 22, 2016	/s/ Michael Vels
Michael Vels
Chief Financial Officer